                                             FILED PURSUANT TO RULE 424(b)(3)

                                             REGISTRATION FILE NUMBER 333-63802

                                 [GENZYME LOGO]

                                 358,100 SHARES
                                       OF
                    GENZYME BIOSURGERY DIVISION COMMON STOCK

    We are registering a total of 358,100 shares of Genzyme Biosurgery Division common stock that are issuable upon the conversion of the outstanding principal amount of a convertible note of Genzyme Biosurgery Corporation, a wholly-owned subsidiary of ours. These shares may be offered and sold from time to time by the selling securityholder(s) listed in this prospectus or a prospectus supplement. We will not receive any of the proceeds from the sale of these shares.

    Genzyme Biosurgery Division common stock is one of Genzyme Corporation's three tracking stocks. It is quoted on the Nasdaq National Market under the trading symbol "GZBX," and on July 11, 2001 its closing price was $7.50 per share.

                             ---------------------

    INVESTING IN SHARES OF GENZYME BIOSURGERY DIVISION COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY READ AND CONSIDER THE "RISK FACTORS" BEGINNING ON PAGE 6.

                             ---------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 THE DATE OF THIS PROSPECTUS IS JULY 12, 2001.

   GENZYME CORPORATION - ONE KENDALL SQUARE, CAMBRIDGE, MASSACHUSETTS 02139 -
                                 (617) 252-7500

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
Genzyme Corporation.........................................      3
Where You Can Find More Information.........................      4
Risk Factors................................................      6
Note Regarding Forward-Looking Statements...................     26
Selling Securityholder......................................     27
Plan of Distribution........................................     28
Legal Matters...............................................     29
Experts.....................................................     29

NOTE REGARDING TRADEMARKS

Genzyme-Registered Trademark-, Cerezyme-Registered Trademark-,
Ceredase-Registered Trademark-, Snowden-Pencer-Registered Trademark- and Carticel-Registered Trademark- are registered trademarks of Genzyme Corporation.

Genzyme-Registered Trademark- is a registered servicemark of Genzyme
Corporation.

Fabrazyme-TM-, Sepra-TM- and Seprafilm-TM- are trademarks of Genzyme
Corporation.

Renagel-Registered Trademark- is a registered trademark of GelTex
Pharmaceuticals, Inc.

Synvisc-Registered Trademark- is a registered trademark of Genzyme Biosurgery Corporation.

NeuroCell-TM--PD is a trademark of Diacrin/Genzyme LLC.

Replagal-TM- is a trademark of Transkaryotic Therapies, Inc.

NOTE REGARDING REFERENCES TO GENZYME DIVISIONS AND SERIES OF STOCK.

    Throughout this prospectus, the words "we," "us," "our" and "Genzyme" refer to Genzyme Corporation and all of its operating divisions taken as a whole, and "our board of directors" refers to the board of directors of Genzyme Corporation. In addition, we refer to our three operating divisions as follows:

    - Genzyme General Division = "Genzyme General";

    - Genzyme Biosurgery Division = "Genzyme Biosurgery"; and

    - Genzyme Molecular Oncology Division = "Genzyme Molecular Oncology."

    We currently have three designated series of common stock. Each of these series is intended to reflect the value and track the performance of one of our divisions. We refer to each series of common stock as follows:

    - Genzyme General Division Common Stock = "Genzyme General Stock";

    - Genzyme Biosurgery Division Common Stock = "Biosurgery Stock"; and

    - Genzyme Molecular Oncology Division Common Stock = "Molecular Oncology Stock."

                              GENZYME CORPORATION

    We are a biotechnology and human healthcare company that develops innovative products and provides services for major unmet medical needs. We were founded as a Delaware corporation in June 1981 and became a Massachusetts corporation in 1991. We currently have three operating divisions. Each of our divisions has a related series of common stock that is intended to reflect its value and track its financial performance. Our three operating divisions are:

    - Genzyme General, which develops and markets therapeutic products, with an expanding focus on products that treat patients suffering from lysosomal storage disorders and other specialty therapeutics; diagnostic products, with a focus on IN VITRO diagnostics; and other products and services, such as genetic testing services and lipids and peptides for drug delivery.

    - Genzyme Biosurgery, which develops, manufactures and sells instruments, devices, biomaterials and biotherapeutic products to improve or replace surgery, with an emphasis on the orthopaedic and cardiothoracic markets.

    - Genzyme Molecular Oncology, which utilizes its functional genomics and antigen discovery technology platforms to develop novel cancer products focused on cancer vaccines and angiogenesis inhibitors, and to generate partnering revenue by developing cancer products, with a focus on therapeutic vaccines and angiogenesis inhibitors.

    We allocate all of our products, services, programs, assets and liabilities among our divisions for purposes of financial statement presentation; however, Genzyme, the corporation, continues to own all of the assets and is responsible for all of the liabilities allocated to each of the divisions.

                      WHERE YOU CAN FIND MORE INFORMATION

    You may read and copy any reports, statements or other information that we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549.

    Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. These SEC filings are also available to the public from commercial document retrieval services and at the Internet world wide web site maintained by the SEC at "http://www.sec.gov." Reports, proxy statements and other information concerning us may also be inspected at the offices of The Nasdaq Stock Market, which is located at 1735 K Street, N.W., Washington, D.C. 20006.

    The SEC allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to other documents filed separately with the SEC. The information incorporated by reference is considered part of this prospectus, except for any information superseded by information contained directly in this prospectus or in later-filed documents incorporated by reference in this prospectus.

    This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important business and financial information about Genzyme that is not included in or delivered with this prospectus.

GENZYME FILINGS (FILE NO. 0-14680)

    1. Annual Report on Form 10-K for the year ended December 31, 2000, filed on April 2, 2001 (as amended on Form 10-K/A filed on June 29, 2001);

    2. Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, filed on May 15, 2001;

    3. Current Reports on Form 8-K filed on December 15, 2000 (as amended on Form 8-K/A filed on February 27, 2001 and May 3, 2001), January 2, 2001 (as amended on Form 8-K/A filed on March 2, 2001 and May 3, 2001),
       March 9, 2001, April 26, 2001, May 11, 2001, May 22, 2001, June 6, 2001,
       June 6, 2001 and July 12, 2001;

    4. Current Report on Form 8-K filed on May 18, 2001 which contains the audited financial statements of Wyntek Diagnostics, Inc. as of December 31, 2000 and 1999 and for each of the two years in the period ended December 31, 2000, including the independent accountants' report dated January 31, 2001, and the unaudited financial statements of Wyntek Diagnostics, Inc. as of and for the three months ended March 31, 2001 and 2000.

    5.  Proxy Statement on Schedule 14A filed on April 24, 2001;

    6. The description of Biosurgery Stock contained in our Registration Statement on Form 8-A filed on December 19, 2000, as amended on June 6, 2001, including any further amendment or report filed after the date of this prospectus for the purpose of updating such description; and

    7. The description of Biosurgery Stock purchase rights contained in our Registration Statement on Form 8-A filed on December 19, 2000, as amended on June 6, 2001, including any further amendment or report filed after the date of this prospectus for the purpose of updating such description.

    We also incorporate by reference additional documents that we may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this prospectus and the date that we terminate this offering. These include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

    We also incorporate by reference the material set forth below that GelTex Pharmaceuticals, Inc., Biomatrix, Inc. and Focal, Inc. have previously filed with the SEC.

GELTEX FILINGS (FILE NO. 0-26872)

    1. Audited financial statements and related notes, including the report of independent auditors, of GelTex set forth on pages F-1 to F-20 of GelTex' Annual Report on Form 10-K for the year ended December 31, 1999 (filed on March 30, 2000), as amended on November 7, 2000.

    2. Audited financial statements and related notes, including the report of independent accountants, of RenaGel LLC set forth in Exhibit 99.1 to GelTex' Annual Report on Form 10-K for the year ended December 31, 1999 (filed on March 30, 2000), as amended on November 7, 2000.

    3. Unaudited financial statements and related notes of GelTex set forth on pages 3 to 9 of GelTex' Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 (filed on November 14, 2000).

BIOMATRIX FILINGS (FILE NO. 0-19373)

    1. Audited financial statements and related notes, including the report of independent accountants, of Biomatrix set forth on pages F-1 to F-21 of Biomatrix' Annual Report on Form 10-K for the year ended December 31, 1999 (filed on March 30, 2000), as amended on April 26, 2000 and
       October 26, 2000.

    2. Unaudited financial statements and related notes of Biomatrix set forth on pages 3 to 14 of Biomatrix' Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 (filed on November 14, 2000).

FOCAL FILINGS (FILE NO. 0-23247)

    1. Audited financial statements and related notes, including the report of independent auditors, of Focal set forth on pages 35 to 51 of Focal's Annual Report on Form 10-K for the year ended December 31, 2000 (filed on April 2, 2001), as amended on April 30, 2001.

    2. Unaudited financial statements and related notes of Focal set forth on pages 3 to 9 of Focal's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 (filed on May 9, 2001).

    You may request a copy of our filings and future filings and any other material that is incorporated by reference in this prospectus, at no cost, by writing or telephoning us at the following address or number:

                              Shareholder Services
                              Genzyme Corporation
                               One Kendall Square
                         Cambridge, Massachusetts 02139
                                 (617) 252-7526

    You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information that is different from what is contained in this prospectus. This prospectus is dated July 12, 2001. You should not assume that the information contained in this prospectus is accurate as of any date other than that date. Neither the delivery of this prospectus nor the sale of securities creates any implication to the contrary.

                                  RISK FACTORS

    If you purchase shares of Biosurgery Stock, you will take on financial risk. In deciding whether to invest, you should carefully consider the following risk factors in addition to the other information included and incorporated by reference in this prospectus.

                   RISKS RELATING TO GENZYME TRACKING STOCKS

    We have three series of tracking stock designed to reflect the value and track the performance of our three operating divisions as follows:

    - Genzyme General Stock designed to track the performance of Genzyme
      General;

    - Biosurgery Stock designed to track the performance of Genzyme Biosurgery; and

    - Molecular Oncology Stock designed to track the performance of Genzyme Molecular Oncology.

    The following are risks related to owning shares of our tracking stock. You should consider carefully these risk factors before deciding whether to invest in our stock.

HOLDERS OF OUR TRACKING STOCK ARE STOCKHOLDERS OF A SINGLE COMPANY AND UNFAVORABLE FINANCIAL TRENDS AFFECTING ONE DIVISION COULD NEGATIVELY AFFECT THE OTHER DIVISIONS.

    Our divisions are not separate legal entities. Holders of Biosurgery Stock, together with holders of our other series of tracking stock, are stockholders of a single company and face all of the risks of an investment in Genzyme.

    For purposes of financial presentation, we allocate programs, products, assets and liabilities among our three divisions. Genzyme Corporation and its subsidiaries, however, own all of the assets and are responsible for all of the liabilities of each division. A holder of Biosurgery Stock, for example, does not have any specific rights to the assets allocated to Genzyme Biosurgery in our financial statements. Furthermore, if we are unable to satisfy one division's liabilities out of the assets we allocate to that division, we may be required to satisfy those liabilities with assets we have allocated to another division. We encourage you to review our consolidated financial statements and the financial statements of Genzyme Biosurgery included in the reports that we file with the SEC.

OUR BOARD OF DIRECTORS MAY TAKE ACTIONS THAT HAVE AN UNEQUAL AND ADVERSE EFFECT ON THE HOLDERS OF ONE OR MORE SERIES OF OUR TRACKING STOCK.

    At times, the interests of the holders of the different series of our tracking stock may diverge or appear to diverge from each other. We are not aware of any legal precedent interpreting the fiduciary duties of the directors of a Massachusetts corporation in that situation. Recent cases in Delaware have established that a Delaware court will afford considerable deference to business decisions that are made in good faith by a disinterested and adequately informed board of directors even when those decisions involve disparate treatment of different series of tracking stock. These Delaware cases rely upon the premise that the board of directors owes its fiduciary duties to the corporation and all of its stockholders and does not owe separate duties to each class or series of stockholders. If a Massachusetts court were to follow the reasoning in these Delaware cases, a Genzyme stockholder may not be able to successfully challenge an action by the board of directors that has a disadvantageous effect on a particular series of our tracking stock.

MEMBERS OF OUR BOARD OF DIRECTORS MAY FAVOR ONE SERIES OF TRACKING STOCK OVER ANOTHER IF THEY OWN A DISPROPORTIONATE AMOUNT OF THAT SERIES.

    A member of our board of directors may own a disproportionate amount of tracking stock in a particular series, or the value of his or her holdings of a particular series of stock may be different from the value of his or her holdings in another series. This disparate stock ownership may cause the board member to favor one series of stock over another. Nevertheless, we believe that a member of our board of directors could properly perform his or her fiduciary responsibilities to all of our stockholders even if his or her interests in shares of different series are disproportionate or of unequal values. Our board of directors may create committees to review matters that raise conflict-of-interest issues. If a committee is formed, it would report to the full board of directors.

HOLDERS OF OUR TRACKING STOCK HAVE LIMITED DECISION-MAKING POWER BECAUSE THEY HAVE LIMITED SEPARATE VOTING RIGHTS.

    Holders of all series of our tracking stock vote together as a single class on all matters requiring common stockholder approval, including the election of directors. Holders of one series of tracking stock do not have the right to vote on matters separately from the other series except in limited circumstances. These circumstances are dictated by Massachusetts law, our charter and our management and accounting policies. Therefore, stockholders of one series of tracking stock generally could not make a proposal that would require approval only of the holders of that series. Instead, they would have to obtain approval from all common stockholders.

    As of June 30, 2001, the relative voting power of our tracking stocks was as follows:

                                                  APPROXIMATE PERCENTAGE
SERIES                                            OF TOTAL VOTING POWER
------                                            ----------------------
Genzyme General Stock...........................            93%
Biosurgery Stock................................             5%
Molecular Oncology Stock........................             2%

THE VOTES PER SHARE OF OUR TRACKING STOCKS ARE ADJUSTED EVERY TWO YEARS.

    Under our charter, Genzyme General Stock is entitled to one vote per share, which is never adjusted. However, the votes per share of our other tracking stocks are adjusted every two years. Specifically, on January 1, 2003 and every second anniversary thereafter, the vote per share to which each tracking stock is entitled will be recalculated based on its fair market value divided by the fair market value of a share of Genzyme General Stock, with "fair market value" meaning the average closing price over the 20 consecutive trading days beginning the 30th trading day preceding the January 1st adjustment date. At the time of an adjustment, the per share voting power of any tracking stock relative to the other series of tracking stock could decrease materially. Additionally, during the intervening period between adjustments, the per share voting power of each tracking stock will remain the same even though its market price will fluctuate relative to--and could become materially greater than--the market prices of the other tracking stocks. Currently, Biosurgery Stock is entitled to 0.28 vote per share and Molecular Oncology Stock is entitled to 0.28 vote per share.

THE LIQUIDATION RIGHTS FOR OUR TRACKING STOCKS ARE NOT ADJUSTED TO REFLECT CHANGES IN THEIR FAIR MARKET VALUES.

    If we were to dissolve, liquidate or wind up our affairs, other than as part of a merger, business combination or sale of substantially all of our assets, our stockholders would receive any remaining assets according to the percentage of total liquidation units that they hold. The number of liquidation units per share for each series of our tracking stock outstanding is as follows:

    - each share of Genzyme General Stock has 100 liquidation units;

    - each share of Biosurgery Stock has 100 liquidation units; and

    - each share of Molecular Oncology Stock has 50 liquidation units.

    Although we adjust liquidation units to prevent dilution in the event of some subdivisions, combinations or distributions of common stock, we do not adjust them to reflect changes in the relative market value or performance of the divisions. Therefore, at the time of a dissolution, liquidation or winding up, the relative liquidation units attributable to each series of tracking stock may not correspond to the value of the underlying assets allocated to that division.

OUR BOARD OF DIRECTORS MAY CHANGE OUR MANAGEMENT AND ACCOUNTING POLICIES TO THE DETRIMENT OF ONE SERIES OF TRACKING STOCK WITHOUT STOCKHOLDER APPROVAL.

    Our board of directors has adopted management and accounting policies that are used to govern our business and to prepare our financial statements. These policies cover the allocation of corporate expenses, assets and liabilities and other accounting matters, and the reallocation of assets between divisions and other matters. Our board of directors generally may modify or rescind these policies or adopt new ones without stockholder approval. Any revised policies could have different effects on each series of our tracking stock and could be detrimental to one series as compared to another. The discretion of our board of directors to make changes is limited only by the policies themselves and the board's fiduciary duty to all of our stockholders. We encourage you to review the full text of our management and accounting policies, a copy of which is attached as Exhibit 3 to our Registration Statement on Form 8-A that we filed with the SEC on December 19, 2000.

OUR BOARD OF DIRECTORS CAN REQUIRE INVESTORS TO EXCHANGE THEIR SHARES OF OUR TRACKING STOCK.

    Our board of directors may at any time, in its sole discretion, decide to exchange shares of Biosurgery Stock and/or Molecular Oncology Stock, for any combination of cash and shares of Genzyme General Stock at a 30% premium over the exchanged stock's then current market value. At any time that all of a division's assets are held through a wholly-owned subsidiary, our board can choose to "spin off" that division by exchanging the outstanding shares of tracking stock corresponding to that division for shares in the spun off company, whereupon former tracking stockholders will no longer be Genzyme stockholders.

    If we transfer or sell to a third party all or substantially all of the assets allocated to Genzyme Biosurgery or Genzyme Molecular Oncology, the board would have to either redeem, make a dividend payment on or exchange outstanding Biosurgery Stock or Molecular Oncology Stock, as applicable. Our board will have sole discretion in deciding whether to effect that redemption, dividend payment or exchange using Genzyme General Stock or any combination of cash or other property regardless of the form of consideration paid by the buyer. However, our charter will require that any exchange for Genzyme General Stock be at a 10% premium to the exchanged series' average market price following public announcement of the sale and that any payment of cash or other property be equal in value to the sale's after-tax net proceeds.

    Also, our board of directors can exchange shares of Biosurgery Stock and/or Molecular Oncology Stock into Genzyme General Stock at no premium to the exchanged stocks' market value in the event of certain adverse tax developments, as discussed in the immediately following risk factor.

WE MAY ELIMINATE TRACKING STOCK IF A CORPORATE OR SHAREHOLDER LEVEL TAX IS IMPOSED ON THE ISSUANCE OR RECEIPT OF TRACKING STOCK.

    In 1999, the Clinton Administration proposed tax legislation that would have imposed a corporate level tax on issuances of tracking stock. In 2000, the Clinton Administration proposed legislation that would tax stockholders upon the receipt of tracking stock from the issuing corporation as a distribution or in a tracking stock exchange. Congress has not enacted either of these proposals into law. If similar proposals are enacted into law or effected through Treasury Department regulations, we could be taxed on an amount up to the gain realized in future financings in which we sell tracking stock, including

Biosurgery Stock. Also, any use of our tracking stock to acquire other companies could result in a tax on us, the stockholders of the target company, or both. We also may be taxed if we distribute to stockholders "designated" shares of tracking stock, which are shares designated by the tracked division as issuable at the option of our board for Genzyme General's benefit. In addition, stockholders could be taxed if they receive a distribution of designated shares of tracking stock or if they receive shares of tracking stock in exchange for other Genzyme stock. These or similarly adverse tax consequences could cause us to eliminate tracking stock from our capital structure. We cannot predict, however, whether Congress will enact legislation, or whether the Treasury Department will issue regulations effecting these or similar proposals.

WE CANNOT ASSURE THAT OUR TRACKING STOCKS WILL "TRACK" THE PERFORMANCE OF THE CORRESPONDING DIVISION.

    Although we have attempted to design our tracking stocks to "track" the performance of their corresponding divisions, we cannot assure that the market prices of these stocks will indeed reflect that performance. The market may assign values to a tracking stock that are based on factors other than a corresponding division's reported financial performance. For instance, we cannot be certain what, if any, valuation the market might place on the mandatory and optional exchange features or the differing voting rights and liquidation units of the tracking stocks. In addition, as discussed above under the subheading "--Holders of our tracking stock are stockholders of a single company and unfavorable financial trends affecting one division could negatively affect the other divisions," financial developments in one division, particularly if significant and/or adverse, may affect other divisions.

THE USE OF OPERATING LOSSES AT UNPROFITABLE DIVISIONS TO LOWER THE REPORTED TAX LIABILITY OF OUR PROFITABLE DIVISIONS WILL CAUSE THE UNPROFITABLE DIVISIONS TO REPORT LOWER EARNINGS IN THE FUTURE.

    Genzyme Corporation, rather than our divisions, is liable for taxes. Under our management and accounting policies, for financial reporting purposes we generally allocate taxes among our divisions as if they were separate taxpayers. However, our board of directors has adopted a policy that provides that if any of Genzyme's divisions is unable to use its operating losses or other projected annual tax benefits to reduce its current or deferred income tax expense, we may reallocate these losses or benefits to our profitable divisions on a quarterly basis for financial reporting purposes. This will result in a division with current losses (such as Genzyme Biosurgery and Genzyme Molecular Oncology) reporting lower earnings available to its common stockholders in the future than would be the case if that division had retained its historical losses or other benefits in the form of a net operating loss carry forward.

THE NON-COMPETE POLICY AMONG OUR DIVISIONS MAY NOT COVER ALL OF THE ACTIVITIES OF A PARTICULAR DIVISION.

    Our board of directors has adopted a policy regarding competition among our divisions. This non-compete policy requires that we develop certain products and services within a given division, as opposed to another division, or through joint ventures involving a given division, because the product or service is within the field of activity of that division. This non-compete policy, however, does not cover the entire field of activity of each division. We cannot guarantee that all products and services we develop in a given field of activity will be allocated to a division primarily engaged in that field of activity.

FUTURE SALES OR DISTRIBUTIONS OF DESIGNATED SHARES MAY SIGNIFICANTLY DILUTE YOUR OWNERSHIP.

    Our management and accounting policies require that we sell or distribute any designated shares of a division that may be held by Genzyme General, subject to certain limitations. Designated shares are created when cash or other assets are transferred from Genzyme General to a division. Proceeds from a sale or distribution will be allocated to Genzyme General but the issuance and sale may substantially dilute your ownership of shares of the other division. Circumstances under which designated shares will be sold or distributed are described in our management and accounting policies, a copy of which is attached as Exhibit 99.2 to our Current Report on Form 8-K that we filed with the SEC on December 28, 2000.

                      RISKS RELATED TO GENZYME BIOSURGERY

    Biosurgery Stock is intended to track the value and reflect the performance of Genzyme Biosurgery. Accordingly, you should carefully consider the following factors affecting the business of Genzyme Biosurgery.

A FAILURE TO INCREASE SALES OF SYNVISC-REGISTERED TRADEMARK-
VISCOSUPPLEMENTATION PRODUCT COULD HAVE A NEGATIVE EFFECT ON THE PRICE OF BIOSURGERY STOCK.

    Genzyme Biosurgery generates a substantial portion of its product revenues from sales of Synvisc-Registered Trademark- viscosupplementation product, a treatment for osteoarthritis of the knee. Net product sales of Synvisc-Registered Trademark- viscosupplementation product totaled
$16.0 million for the three months ended March 31, 2001, representing approximately 30% of Genzyme Biosurgery's total revenues for that period.

    Failure to achieve sales growth for Synvisc-Registered Trademark-viscosupplementation product may cause the value of Biosurgery Stock to decline. Revenues from Synvisc-Registered Trademark- viscosupplementation product could be impacted negatively if competitive treatments for osteoarthritis of the knee are deemed more efficacious or cost effective. Some companies are developing competitive products, and other companies may do so in the future.

    The commercial success of Synvisc-Registered Trademark- viscosupplementation product also will depend on many other factors, including:

    - THE AVAILABILITY OF THIRD PARTY REIMBURSEMENT.

      Many third party payers in the United States and abroad cover Synvisc-Registered Trademark- viscosupplementation product. Genzyme Biosurgery will continue to discuss reimbursement for Synvisc-Registered Trademark- viscosupplementation product with European government agencies. We cannot guarantee that any third-party payers will continue to cover Synvisc-Registered Trademark- viscosupplementation product or that additional third party payers will begin to provide reimbursement.

    - CONTINUED RELATIONS WITH MARKETING PARTNERS.

      Genzyme Biosurgery has entered into several distribution agreements for marketing and distributing Synvisc-Registered Trademark-viscosupplementation product. Genzyme Biosurgery has in the past and may in the future periodically reacquire distribution rights in some territories if partners cease to perform under agreements relating to these territories. Genzyme Biosurgery may not be able to maintain or replace these marketing partners. In this event, there may be disruptions in sales associated with restructuring Genzyme Biosurgery's distribution arrangements.

    The future commercial success of Synvisc-Registered Trademark-viscosupplementation product, as well as the other marketed products allocated to Genzyme Biosurgery, is highly uncertain. For additional details concerning the risks associated with commercializing novel biotechnology products, we encourage you to review the factors described below under "--Risks Related to Genzyme."

THE COMMERCIAL SUCCESS OF CARTICEL-REGISTERED TRADEMARK- CHONDROCYTES IS UNCERTAIN.

    Carticel-Registered Trademark- chondrocytes cartilage repair service involves a proprietary process for growing autologous chondrocytes (a patient's own cartilage cells) to replace those that are damaged or lost. Net revenues from Carticel-Registered Trademark- chondrocytes services totaled $18.2 million for the year ended December 31, 2000, representing approximately 13% of Genzyme Biosurgery's total revenue for that year, and $4.3 million for the three months ended March 31, 2001, representing approximately 8% of Genzyme

Biosurgery's total revenues for that period. The commercial success of Carticel-Registered Trademark- chondrocytes will depend on many factors, including the following:

    - POSITIVE RESULTS FROM POST-MARKETING STUDIES.

      If two ongoing post-marketing studies do not demonstrate that treatment with Carticel-Registered Trademark- chondrocytes is superior to the alternatives studied, the Food and Drug Administration, commonly referred to as the FDA, may suspend or withdraw its approval of Carticel-Registered Trademark- chondrocytes.

    - FDA APPROVAL OF RELATED DEVICE.

      Genzyme Biosurgery has developed a device to improve the procedure for implanting Carticel-Registered Trademark- chondrocytes and has filed for marketing approval with the FDA. We cannot guarantee that the FDA will approve this device, that this device will improve the procedure for implanting Carticel-Registered Trademark- chondrocytes, or that this device will gain commercial acceptance.

    - THE AVAILABILITY OF THIRD PARTY REIMBURSEMENT.

      Since the FDA approved Carticel-Registered Trademark- chondrocytes, Genzyme has seen a substantial increase in the number of third-party payers who cover it. Some third-party payers, however, do not cover Carticel-Registered Trademark- chondrocytes. We cannot guarantee that any third-party payers will continue to cover it or that additional third-party payers will begin to provide reimbursement.

      Although FDA approval is a crucial factor in insurance plans deciding to cover new treatments, a number of major insurance plans also base such decisions on their own or third-party evaluations of treatments. One independent association that conducts evaluations is the Blue Cross Blue Shield Association. The Blue Cross Blue Shield Association's Technology Assessment Committee does not believe that Carticel-Registered Trademark-chondrocytes meets all of its published criteria for new treatments. We believe that Carticel-Registered Trademark- chondrocytes do in fact meet all of these criteria and are discussing the evaluation with the Blue Cross Blue Shield Association. While individual Blue Cross Blue Shield plans representing more than 50% of Blue Cross Blue Shield policyholders have provided policy coverage for Carticel-Registered Trademark-chondrocytes without a favorable evaluation by the Blue Cross Blue Shield Association, many Blue Cross Blue Shield plans have delayed approving Carticel-Registered Trademark- chondrocytes from coverage under their policies as a direct result of this unfavorable ruling. Since these remaining plans represent a significant percentage of insured lives in the United States, this ruling has restricted our access to a substantial portion of the market for Carticel-Registered Trademark- chondrocytes.

    - THE SUCCESS OF COMPETITIVE PRODUCTS.

      The process that Genzyme Biosurgery uses to grow a patient's cartilage cells is not patentable, and it does not yet have significant patent protection covering the other processes used in providing Carticel-Registered Trademark- chondrocytes. Consequently, we cannot prevent a competitor from developing the ability to grow cartilage cells and from offering a product or service that is similar or superior to Carticel-Registered Trademark- chondrocytes. If a competitor were to develop such ability and obtain FDA approval for a competitive product or service, Genzyme Biosurgery's results of operations would be negatively impacted. Genzyme Biosurgery is aware of at least two other companies that are growing autologous cartilage cells for cartilage repair in the European market. Also, several pharmaceutical and biotechnology companies are developing alternative treatments for knee cartilage damage. One or more of these companies may develop products or services superior to the Carticel-Registered Trademark- chondrocytes.

    - MARKET ACCEPTANCE BY ORTHOPEDIC SURGEONS.

      We are marketing Carticel-Registered Trademark- chondrocytes to orthopedic surgeons. We cannot guarantee that we will train enough surgeons who incorporate Carticel-Registered Trademark- chondrocytes into their practice to make it commercially successful.

    - FLUCTUATING REVENUES DUE TO SEASONAL FACTORS.

      We expect that the revenues from the sale of Carticel-Registered Trademark- chondrocytes will fluctuate based on Genzyme Biosurgery's success in penetrating the market, the availability of competitive procedures and the availability of third-party reimbursement. We cannot predict the timing or magnitude of these fluctuations. Furthermore, we expect that revenues from Carticel-Registered Trademark- chondrocytes will be lower in the summer months because fewer operations are typically performed during those months.

    - RELIANCE ON KEY COLLABORATORS.

      Carticel-Registered Trademark- chondrocytes were developed based on the work of a group of Swedish physicians. Individuals who are familiar with the know-how underlying Carticel-Registered Trademark- chondrocytes through their association with these physicians may disclose the information to our competitors. This event could have an adverse effect on Genzyme Biosurgery's results of operations.

      Genzyme Biosurgery is entering into a sponsored research agreement with the University of Gothenburg in Sweden and certain physicians, including the two physicians who lead the group that developed
      Carticel-Registered Trademark- chondrocytes. The purpose of the agreement is to conduct additional research on Carticel-Registered Trademark-chondrocytes. The agreement will prohibit members of the research team from disclosing any information relating to Genzyme Biosurgery or its business that they acquire in connection with their work under the agreement. The agreement also will state that all inventions that the members conceive or reduce to practice during the course of the research program will be Genzyme Biosurgery's property, with royalties payable to the inventing member. We cannot guarantee that these members will honor their obligations under the sponsored research agreement.

GENZYME BIOSURGERY WILL DEVOTE SIGNIFICANT RESOURCES TO DEVELOP NOVEL PRODUCTS AND TREATMENTS THAT MAY NOT BE COMMERCIALLY SUCCESSFUL.

    Genzyme Biosurgery has devoted a significant amount of money to developing products that will represent alternatives to traditional surgical procedures or treatments. These products will likely require several years of aggressive and costly marketing before they might become widely accepted by the surgical community. Genzyme Biosurgery expects to develop products that are designed to enable surgeons to perform minimally invasive cardiovascular surgery. The medical conditions that can be treated with minimally invasive cardiovascular surgery are currently being treated with widely accepted surgical procedures such as coronary artery bypass grafting and catheter-based treatments, including balloon angioplasty, atherectomy and coronary stenting. To date, minimally invasive cardiovascular surgery has been performed on a limited basis and its further adoption by the surgical community will partly depend on Genzyme Biosurgery's ability to educate cardiothoracic surgeons about its effectiveness and to facilitate the training of cardiothoracic surgeons in minimally invasive cardiovascular surgery techniques.

    Similarly, until recently surgeons have not used products designed to reduce the incidence and extent of postoperative adhesions. Since 1996, when Seprafilm-TM- bioresorbable membrane was introduced, market acceptance of anti-adhesion products has been slow. To increase sales of the Sepra-TM-products, Genzyme Biosurgery has had to educate surgeons and hospital administrators about the problems of, and costs associated with, adhesions and the benefits of preventing adhesions.

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
Genzyme Biosurgery also has had to, and continues to have to, train surgeons on the proper handling and use of these products.

    We cannot guarantee that Genzyme Biosurgery's continued efforts in educating and training the surgical community will result in the widespread adoption of minimally invasive cardiovascular surgery and anti-adhesion products or that surgeons adopting these procedures and products will use Genzyme Biosurgery's products.

ADVERSE EVENTS IN THE FIELD OF GENE THERAPY MAY NEGATIVELY AFFECT REGULATORY APPROVAL OR PUBLIC PERCEPTION OF GENZYME BIOSURGERY'S GENE THERAPY PRODUCTS.

    The death of a patient undergoing gene therapy using an adenoviral vector to deliver a therapeutic gene has been widely publicized. Although this patient was not part of a Genzyme Biosurgery clinical trial, deaths and any other adverse events in the field of gene therapy that may occur in the future may result in greater governmental regulation and potential regulatory delays relating to the testing or approval of Genzyme Biosurgery's gene therapy products. As a result of the death, the U.S. Senate has conducted hearings to determine whether additional legislation is required to protect volunteers and patients who participate in gene therapy clinical trials. Additionally, the Recombinant DNA Advisory Committee, which acts as an advisory body to the National Institutes of Health (NIH), has extensively discussed the use of adenoviral vectors in gene therapy clinical trials and recently issued a draft report on the safety of adenoviral vectors. While this draft report recommends that clinical trials using adenoviral vectors should continue with caution, it also suggested a number of changes in the way gene therapy clinical trials are conducted. If any new guidelines are adopted by the NIH, Genzyme Biosurgery's gene therapy clinical trials could be delayed or become more expensive to conduct.

    The commercial success of any gene therapy products that Genzyme Biosurgery develops will depend in part on public acceptance of the use of gene therapies for the prevention or treatment of human diseases. Public attitudes may be influenced by claims that gene therapy is unsafe, and gene therapy may not gain the acceptance of the public or the medical community. Negative public reaction to gene therapy could result in:

    - greater government regulation;

    - stricter clinical trial oversight;

    - tighter commercial product labeling requirements of gene therapies; and

    - a decrease in the demand for any gene therapy product that Genzyme Biosurgery may develop.

    Recently, the NIH and FDA have issued proposed rules regarding the public disclosure of information from gene therapy trials. If these rules become regulation, additional public disclosure requirements may affect public perception of gene therapies.

BECAUSE GENZYME BIOSURGERY HAS SIGNIFICANT FIXED PAYMENTS, IT WILL NEED TO DEVOTE A SUBSTANTIAL PORTION OF ITS CASH FLOW TO MAKE THESE PAYMENTS AND MAY NEED TO BORROW MONEY IN THE FUTURE TO MAKE DEBT PAYMENTS AND OPERATE ITS BUSINESS.

    As of March 31, 2001, we had allocated to Genzyme Biosurgery approximately $218.0 million borrowed under a credit facility. Genzyme Biosurgery will use a large part of its cash flow from operations to make principal and interest payments on this debt. We are currently in negotiations for the sale of our Synvisc-Registered Trademark- viscosupplementation product manufacturing facility in Pointe-Claire, Canada and its Snowden-Pencer-Registered Trademark-surgical instruments product lines which we allocated to Genzyme Biosurgery. While the proposed sale of its manufacturing facility and the Snowden-Pencer-Registered Trademark- product lines will generate some cash proceeds, it will not be sufficient to meet all of Genzyme Biosurgery's obligations. If Genzyme Biosurgery's cash flow from operations is insufficient to meet these obligations, we may need to borrow additional funds on behalf of Genzyme Biosurgery to make these payments. We cannot guarantee that such additional financing will be available or available on favorable terms.

    In addition to amounts borrowed under the credit facility, significant cash obligations allocated to Genzyme Biosurgery include the following:

    - GENZYME GENERAL.

      In 1999, Genzyme Biosurgery received $25.0 million in cash from Genzyme General in connection with the transfer of our interest in a joint venture with Diacrin, Inc. from Genzyme Biosurgery to Genzyme General. The joint venture has announced that it will not initiate a Phase 3 clinical trial of NeuroCell-TM--PD by June 30, 2001. As a result, Genzyme General may, at its election after June 30, 2001, require Genzyme Biosurgery to repay Genzyme General $20.0 million of the $25.0 million Genzyme Biosurgery received from Genzyme General in connection with this transfer. This refund, together with accrued interest at 13.5% per year, will be due within 90 days of receipt of Genzyme General's notice of its election. This payment may be made in cash, Biosurgery designated shares, or a combination of both, at Genzyme Biosurgery's option. If Genzyme Biosurgery elects to repay Genzyme General in cash, Genzyme Biosurgery's cash reserves will be diminished. If Genzyme Biosurgery elects to repay Genzyme General in shares of Biosurgery Stock, this would dilute the rights of the holders of Biosurgery Stock and could adversely affect the market price of Biosurgery Stock.

    - UBS WARBURG LLC.

      In connection with our acquisition of Biomatrix, Genzyme Biosurgery Corporation, a wholly-owned subsidiary of ours, assumed a 6.9% convertible subordinated note due May 14, 2003 in favor of UBS Warburg LLC. At
      March 31, 2001, $10.0 million of this note remained outstanding. Genzyme Biosurgery will use a part of its cash flow to satisfy debt service on this note. If all or a portion of the note is not converted at the option of the holder into Biosurgery Stock, at maturity Genzyme Biosurgery's cash reserves will be diminished by the amount necessary to repay the outstanding principal of the note.

GENZYME BIOSURGERY ANTICIPATES FUTURE LOSSES AND MAY NEVER BECOME PROFITABLE.

    Genzyme Biosurgery expects to have operating losses before amortization of intangibles and goodwill through 2001 as it continues to spend substantial amounts of money on, among other things, conducting research, development, regulatory and commercialization activities to support its expanded product lines. This strategy involves risks, which include supporting higher levels of operating expenses, attracting and retaining employees, and dealing with other management difficulties that arise from rapid growth. If Genzyme Biosurgery cannot manage growth effectively, it may not become profitable.

IF GENZYME BIOSURGERY FAILS TO OBTAIN CAPITAL NECESSARY TO FUND ITS OPERATIONS, IT WILL BE UNABLE TO FUND DEVELOPMENT PROGRAMS AND COMPLETE CLINICAL TRIALS.

    We anticipate that Genzyme Biosurgery's current cash resources, together with revenues generated from products sales, will be sufficient to fund its operations through at least 2001. Genzyme Biosurgery's cash needs may differ from those planned because of many factors, including the:

    - results of research and development efforts;

    - ability to establish and maintain strategic alliances;

    - ability to enter into and maintain licensing arrangements and additional distribution arrangements;

    - ability to share costs of product development with research and marketing partners;

    - costs involved in enforcing patent claims and other intellectual property rights;

    - market acceptance of novel approaches and therapies;

    - success of its initiatives to reduce expenses and streamline its operations;

    - development of competitive products;

    - ability to satisfy regulatory requirements of the FDA and other governmental authorities; and

    - ability to sell its Snowden-Pencer-Registered Trademark- product lines and its manufacturing facility in Canada, as described below.

    In February 2001, Genzyme Biosurgery announced its intention to divest the Snowden-Pencer-Registered Trademark- surgical instruments product lines. These product lines include hand-held reusable instruments and endoscopic instruments for general, plastic, gynecological and cardiovascular surgery. Genzyme Biosurgery also announced in February its intention to terminate the production of Synvisc-Registered Trademark- viscosupplementation product in Canada and to sell its manufacturing facility in Pointe-Claire, Canada. We expect to complete these transactions in the second half of 2001.

    Genzyme Biosurgery may require significant additional financing to continue operations beyond 2001. We cannot guarantee that Genzyme Biosurgery will be able to obtain any additional financing, extend any existing financing arrangement, or accomplish either on terms that we consider favorable. If Genzyme Biosurgery has insufficient funds or is unable to raise additional funds, it may have to delay, scale back or eliminate certain of its programs. Genzyme Biosurgery may also have to give third parties rights to attempt to commercialize technologies or products that it would otherwise have sought to commercialize itself.

CHANGES IN GENZYME BIOSURGERY'S MANUFACTURING CAPABILITIES COULD SIGNIFICANTLY REDUCE ITS ABILITY TO DELIVER ITS PRODUCTS.

    Genzyme Biosurgery is engaged in the production of a wide variety of products and services. Genzyme Biosurgery's manufacturing processes are highly complex and are regulated by the government. It is possible that Genzyme Biosurgery will have problems maintaining or expanding its facilities in the future. These problems could cause delays in production or delivery. Any significant disruption in Genzyme Biosurgery's manufacturing operations or in its ability to manufacture products cost effectively could have an adverse effect on its business, results of operations, and financial condition.

COMPETITION FROM OTHER MEDICAL DEVICE AND TECHNOLOGY COMPANIES COULD HURT GENZYME BIOSURGERY'S PERFORMANCE.

    The human health care products and services industry is extremely competitive. Major medical device and technology companies compete or may compete with Genzyme Biosurgery. These include such companies as:

    - Atrium Medical Corporation and Sherwood-Davis & Geck, a division of Tyco International, Ltd., in the cardiovascular chest drainage and fluid management market;

    - Ethicon Inc., a Johnson & Johnson company and U.S. Surgical Corporation, a division of Tyco, in the cardiovascular closure market;

    - CardioThoracic Systems, Inc., Medtronic, Inc., U.S. Surgical, Guidant Corporation, Baxter Healthcare Corporation and Ethicon in the minimally invasive cardiovascular surgery market;

    - Ethicon, Lifecore Biomedical, Inc., Life Medical Sciences, Inc. and Gliatech, Inc. in the anti-adhesion market;

    - Karl Storz and Padgett Instruments in the reusable plastic surgery instruments market;

    - V. Mueller, Pilling Weck Surgical Instruments, Colmer-Shurtleff and Scanlan International, Inc. in the reusable cardiovascular instruments market;

    - Karl Storz, Cabot Ciron Maxxim Corporation, Olympus and Pilling Weck Surgical Instruments in the reusable laporoscopic instruments market; and

    - Fidia S.p.A., Q-Meck AB, Sanofi and OrthoLogic Corp., Anika
      Therapeutics, Inc. and Zimmer, Inc., and Seikagiku Corporation and Smith & Nephew in the viscosupplementation products market.

    These competitors may have superior research and development, marketing and production capabilities. Some competitors may also have greater financial resources than Genzyme Biosurgery. Genzyme Biosurgery is likely to incur significant costs developing and marketing new products without any guarantee that they will be competitively successful in one or more markets. The future success of Genzyme Biosurgery will depend on its ability to effectively develop and market its products against those of its competitors.

THE TREND TOWARD CONSOLIDATION IN THE SURGICAL DEVICES INDUSTRY MAY ADVERSELY AFFECT GENZYME BIOSURGERY'S ABILITY TO SUCCESSFULLY MARKET ITS PRODUCTS TO SOME SIGNIFICANT PURCHASERS.

    The current trend among hospitals and other significant consumers of surgical devices is to combine into larger purchasing groups to increase their purchasing power and thus reduce their purchase price for surgical devices. Partly in response to this development, surgical device manufacturers have been consolidating to be able to offer more comprehensive product lines to these larger purchasing groups. In order to successfully market its products to larger purchasing groups, Genzyme Biosurgery may have to expand its product lines or enter into joint marketing or distribution agreements with other manufacturers of surgical devices. Genzyme Biosurgery cannot guarantee that it will be able to employ either of these initiatives or that, when employed, these initiatives will increase the marketability of its products.

BIOMATRIX FACES LITIGATION THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON GENZYME BIOSURGERY'S BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

    We encourage you to read the material under "--Risks Related to Genzyme--In connection with our acquisition of Biomatrix, we assumed litigation faced by Biomatrix." That material describes a securities lawsuit filed against Biomatrix prior to Genzyme's acquisition of Biomatrix.

                            RISKS RELATED TO GENZYME

    The following risk factors relate to Genzyme generally and affect all of our divisions, including Genzyme Biosurgery. Holders of Biosurgery Stock are stockholders of Genzyme and are, therefore, subject to all of the risks and uncertainties of Genzyme, not just those of Genzyme Biosurgery. Liabilities or contingencies of our divisions other than Genzyme Biosurgery that affect our resources or financial condition could affect the financial condition or results of operations of Genzyme Biosurgery. Therefore, you should consider carefully these risk factors before deciding whether to invest in our stock.

A REDUCTION IN REVENUE FROM SALES OF PRODUCTS THAT TREAT GAUCHER DISEASE WOULD HAVE AN ADVERSE EFFECT ON OUR BUSINESS.

    We generate a majority of our product revenue from sales of enzyme-replacement products for patients with Gaucher disease. We entered this market in 1991 with Ceredase-Registered Trademark- enzyme. Because production of Ceredase-Registered Trademark- enzyme was subject to supply constraints, we developed Cerezyme-Registered Trademark- enzyme, a recombinant form of the enzyme. Recombinant technology uses specially engineered cells to produce enzymes, or other substances, by inserting into the cells of one organism the genetic material of a different species. In the case of Cerezyme-Registered Trademark- enzyme, scientists engineer Chinese hamster ovary cells to produce human alpha glucocerebrosidase. We stopped producing Ceredase-Registered Trademark- enzyme, except for small quantities, during 1998, after substantially all the patients who previously used
Ceredase-Registered Trademark- enzyme converted to
Cerezyme-Registered Trademark- enzyme. Sales of Ceredase-Registered Trademark-enzyme and Cerezyme-Registered Trademark- enzyme totaled $536.9 million for the year ended December 31, 2000, representing approximately 59% of our total revenues for that year, and $139.6 million for the three months ended March 31, 2001, representing approximately 50% of our consolidated revenues for that period.

    Because our business is highly dependent on Cerezyme-Registered Trademark-enzyme, a decline in the growth rate of Cerezyme-Registered Trademark- enzyme sales could have an adverse effect on our operations and may cause the value of our securities to decline substantially. We will lose revenues from Cerezyme-Registered Trademark- enzyme if competitors develop alternative treatments for Gaucher disease and these alternative products gain commercial acceptance. Some companies have initiated efforts to develop competitive products, and other companies may do so in the future. In addition, the patient population with Gaucher disease is limited. Because a significant percentage of that population already uses Cerezyme-Registered Trademark- enzyme, opportunities for future sales growth are limited. Further, changes in the methods for treating patients with Gaucher disease, including treatment protocols that combine Cerezyme-Registered Trademark- enzyme with other therapeutic products or reduce the amount of Cerezyme-Registered Trademark-enzyme prescribed, could result in a decline in Cerezyme-Registered Trademark-enzyme sales. Cerezyme-Registered Trademark- enzyme's orphan drug status, which provided us with exclusive marketing rights for Cerezyme-Registered Trademark-enzyme in the United States, expired in May 2001. We have patents protecting our method of manufacturing Cerezyme-Registered Trademark- enzyme until 2010 and the composition of Cerezyme-Registered Trademark- enzyme as made by that process until 2013. The expiration of market exclusivity and orphan drug status in May 2001 will likely subject Cerezyme-Registered Trademark- enzyme to increased competition which may decrease the amount of revenue we receive from this product or the growth of that revenue.

OUR ABILITY TO SIGNIFICANTLY INCREASE SALES OF RENAGEL-REGISTERED TRADEMARK-PHOSPHATE BINDER WILL SUBSTANTIALLY DETERMINE WHETHER AND HOW QUICKLY OUR ACQUISITION OF GELTEX IMPROVES OUR FUTURE EARNINGS GROWTH.

    In November 1998, we launched, though a joint venture with GelTex, Renagel-Registered Trademark- phosphate binder, a non-absorbed phosphate binder approved for use by patients with end-stage renal disease undergoing a form of treatment known as hemodialysis. We acquired GelTex in December 2000. We are currently conducting additional clinical trials in order to determine the efficacy and safety of Renagel-Registered Trademark- phosphate binder when administered to pre-dialysis patients. The commercial success of Renagel-Registered Trademark- phosphate binder is subject to substantial uncertainty and will depend on a number of factors, including:

    - the results of additional clinical trials for additional indications and expanded labeling;

    - our ability to increase market acceptance and sales of Renagel-Registered Trademark- phosphate binder;

    - market acceptance of a tablet formulation of Renagel-Registered Trademark-phosphate binder, which was launched in September 2000 in the United States;

    - optimal dosing and patient compliance with respect to Renagel-Registered Trademark- phosphate binder;

    - the availability of competing treatments serving the dialysis market;

    - the content and timing of our submissions to and decisions by regulatory authorities;

    - our ability to successfully retool and expand manufacturing systems;

    - our ability to manufacture Renagel-Registered Trademark- phosphate binder at a reasonable price;

    - the availability of reimbursement from third-party payers and the extent of coverage; and

    - the accuracy of available information about dialysis patient populations and the accuracy of our expectations about growth in this population.

GOVERNMENT REGULATION IMPOSES SIGNIFICANT COSTS AND RESTRICTIONS ON THE DEVELOPMENT AND COMMERCIALIZATION OF OUR PRODUCTS AND SERVICES.

    Our success will depend on our ability to satisfy regulatory requirements. We may not receive the required regulatory approvals on a timely basis or at all. Government agencies heavily regulate the production and sale of healthcare products and the provision of healthcare services. In particular, the FDA and comparable agencies in foreign countries must approve human therapeutic and diagnostic products before they are marketed. This approval process can involve lengthy and detailed laboratory and clinical testing, sampling activities and other costly and time-consuming procedures. This regulation may delay the time at which a company like Genzyme can first sell a product or may limit how a consumer may use a product or service or may adversely impact third-party reimbursement. A company's failure to comply with applicable regulatory approval requirements may lead regulatory authorities to take action against the company, including:

    - issuing warning letters;

    - issuing fines and other civil penalties;

    - suspending regulatory approvals;

    - refusing approval of pending applications or supplements to approved applications;

    - suspending product sales in the United States and/or exports from the United States;

    - recalling products; and

    - seizing products.

    Furthermore, therapies that have received regulatory approval for commercial sale may continue to face regulatory difficulties. The FDA and comparable foreign regulatory agencies, for example, may require post-marketing clinical trials or patient outcome studies. In addition, regulatory agencies subject a marketed therapy, its manufacturer and the manufacturer's facilities to continual review and periodic inspections. The discovery of previously unknown problems with a therapy, the therapy's manufacturer or the facility used to produce the therapy could prompt a regulatory authority to impose restrictions on the therapy, manufacturer or facility, including withdrawal of the therapy from the market.

LEGISLATIVE CHANGES MAY ADVERSELY IMPACT OUR BUSINESS.

    The FDA has designated some of our products, including
Cerezyme-Registered Trademark- enzyme, as orphan drugs under the Orphan Drug Act. The Orphan Drug Act provides incentives to manufacturers to develop and market drugs for rare diseases, generally by entitling the first developer that receives FDA marketing approval for an orphan drug to a seven-year exclusive marketing period in the United States for that product. In recent years Congress has considered legislation to change the Orphan Drug Act to shorten the period of automatic market exclusivity and to grant marketing rights to simultaneous developers of the drug. If the Orphan Drug Act is amended in this manner, any drugs for which we have been granted exclusive marketing rights under the Orphan Drug Act will face increased competition which may decrease the amount of revenue we receive from these products. In addition, the U.S. government has shown significant interest in pursuing healthcare reform. Any government-adopted reform measures could adversely affect:

    - the pricing of therapeutic products and medical devices in the United States or internationally; and

    - the amount of reimbursement available from governmental agencies or other third-party payers.

If the U.S. government significantly reduces the amount we may charge for our products, or the amount of reimbursement available for purchases of our products declines, our future revenues may decline and we may need to revise our research and development programs.

THE DEVELOPMENT OF OUR PRODUCTS INVOLVES A LENGTHY AND COMPLEX PROCESS, AND WE MAY BE UNABLE TO COMMERCIALIZE ANY OF THE PRODUCTS WE ARE CURRENTLY DEVELOPING.

    Before we can commercialize our development-stage products, we will need to:

    - conduct substantial research and development;

    - undertake preclinical and clinical testing; and

    - pursue regulatory approvals.

This process involves a high degree of risk and takes several years. Our product development efforts may fail for many reasons, including:

    - failure of the product in preclinical studies;

    - clinical trial data that is insufficient to support the safety or effectiveness of the product; or

    - our failure to obtain the required regulatory approvals.

For these reasons, and others, we may not successfully commercialize any of the products we are currently developing.

ANY MARKETABLE PRODUCTS THAT WE DEVELOP MAY NOT BE COMMERCIALLY SUCCESSFUL.

    Even if we obtain regulatory approval for any of our development-stage products, those products may not be accepted by the market or approved for reimbursement by third-party payers. A number of factors may affect the rate and level of market acceptance of these products, including:

    - regulation by the FDA and other government authorities;

    - market acceptance by doctors and hospital administrators;

    - the effectiveness of our sales force;

    - the effectiveness of our production and marketing capabilities;

    - the success of competitive products; and

    - the availability and extent of reimbursement from third-party payers.

If our products fail to achieve market acceptance, our profitability and financial condition will suffer.

WE WILL REQUIRE SIGNIFICANT ADDITIONAL FINANCING WHICH MAY NOT BE AVAILABLE ON FAVORABLE TERMS, IF AT ALL.

    At March 31, 2001, we had approximately $619.6 million in cash, cash equivalents and short- and long-term investments, excluding investments in equity securities. We intend to use substantial portions of our available cash for:

    - product development and marketing;

    - expanding facilities and staff;

    - working capital; and

    - strategic business initiatives.

    In January 2001, we purchased all of the outstanding Class A limited partnership interests of Genzyme Development Partners, L.P. for an advance payment of approximately $25.7 million in cash plus royalties for ten years on sales of some Sepra-TM- products.

    In May 2001, we completed a private placement of $575.0 million in principal of 3% convertible subordinated debentures, the entire amount of which is allocated to Genzyme General. These debentures mature on May 15, 2021, are first callable on May 20, 2004 and may be converted into shares of Genzyme General Stock at an initial conversion price of $140.60. The holders of these debentures may require us to purchase all or part of their debentures for cash on May 15, 2006, May 15, 2011 or May 15, 2016 at a price equal to the principal amount plus accrued interest.

    In June 2001, we paid approximately $65.0 million in cash to stockholders of Wyntek Diagnostics, Inc. and holders of rights to acquire common stock of Wyntek in connection with our acquisition of that company. We have allocated this acquisition to Genzyme General.

    In June 2001, we repaid $150.0 million of the principal outstanding under our revolving credit facility with a syndicate of commercial banks. We drew these funds in December 2000 to finance a portion of the cash consideration for our acquisition of GelTex and had allocated this debt to Genzyme General.

    We may further reduce available cash reserves to pay principal and interest on the following debt:

    - $575.0 million in principal under our 3% convertible subordinated debentures due May 15, 2021, described above, the entire amount of which is allocated to Genzyme General. These debentures may be converted into shares of Genzyme General Stock.

    - $218.0 million in principal under our revolving credit facility with a syndicate of commercial banks, all of which is allocated to Genzyme Biosurgery.

    - $21.2 million in principal under our 5% convertible subordinated debentures due August 2003, the entire amount of which is allocated to Genzyme General. These debentures are convertible into shares of Genzyme General Stock.

    - $10.0 million in principal under our 6.9% convertible subordinated note in favor of UBS Warburg LLC, the entire amount of which is allocated to Genzyme Biosurgery. This note matures in May 2003 and is convertible into shares of Biosurgery Stock.

If we use cash to pay or redeem all or a portion of this debt, including the principal and interest due on it, our cash reserves will be diminished. To satisfy these and other commitments, we may have to obtain additional financing. We may be unable to obtain any additional financing, extend any existing financing arrangement, or obtain either on terms that we consider favorable.

WE MAY FAIL TO PROTECT ADEQUATELY OUR PROPRIETARY TECHNOLOGY, WHICH WOULD ALLOW COMPETITORS TO TAKE ADVANTAGE OF OUR RESEARCH AND DEVELOPMENT EFFORTS.

    Our long-term success largely depends on our ability to market technologically competitive products. If we fail to obtain or maintain these protections we may not be able to prevent third parties from using our proprietary rights. Our currently pending or future patent applications may not result in issued patents. In the United States, patent applications are confidential until patents issue, and because third parties may have filed patent applications for technology covered by our pending patent applications without us being aware of those applications, our patent applications may not have priority over any patent applications of others. In addition, our issued patents may not contain claims sufficiently broad to protect us against third parties with similar technologies or products or provide us with any competitive advantage. If a third party initiates litigation regarding our patents, our collaborators' patents, or those patents for which we have license rights, and is successful, a court could revoke our patents or limit the scope of coverage for those patents.

    The U.S. Patent and Trademark Office, commonly referred to as the USPTO, and the courts have not consistently treated the breadth of claims allowed in biotechnology patents. If the USPTO or the courts begin to allow broader claims, the incidence and cost of patent interference proceedings and the risk of infringement litigation will likely increase. On the other hand, if the USPTO or the courts begin to allow narrower claims, the value of our proprietary rights may be limited. Any changes in, or unexpected interpretations of, the patent laws may adversely affect our ability to enforce our patent position.

    We also rely upon trade secrets, proprietary know-how and continuing technological innovation to remain competitive. We protect this information with reasonable security measures, including the use of confidentiality agreements with our employees, consultants and corporate collaborators. It is possible that these individuals will breach these agreements and that any remedies for a breach will be insufficient to allow us to recover our costs. Furthermore, our trade secrets, know-how and other technology may otherwise become known or be independently discovered by our competitors.

WE MAY BE REQUIRED TO LICENSE TECHNOLOGY FROM COMPETITORS IN ORDER TO DEVELOP AND COMMERCIALIZE SOME OF OUR PRODUCTS AND SERVICES, AND IT IS UNCERTAIN WHETHER THESE LICENSES WILL BE AVAILABLE.

    Third-party patent rights may cover some of the products that we or our strategic partners are developing or testing. As a result, we or our strategic collaborators may be required to obtain licenses from the holders of these patents in order to use, manufacture or sell these products and services, and payments under these licenses may reduce our revenue from these products. Furthermore, we may not be able to obtain these licenses on acceptable terms or at all. If we fail to obtain a required license or are unable to alter the design of our technology to fall outside of a patent, we may be unable to effectively market some of our technology and services, which could limit our profitability.

WE MAY INCUR SUBSTANTIAL COSTS AS A RESULT OF LITIGATION OR OTHER PROCEEDINGS RELATING TO PATENT AND OTHER INTELLECTUAL PROPERTY RIGHTS.

    A third party may sue us or one of our strategic collaborators for infringing the third-party's patent rights. Likewise, we or one of our strategic collaborators may need to resort to litigation to enforce our patent rights or to determine the scope and validity of third-party proprietary rights. For example, we filed a lawsuit on July 25, 2000 seeking injunctive relief and damages against Transkaryotic Therapies, Inc. in the U.S. District Court in Wilmington, Delaware for patent infringement resulting from Transkaryotic Therapies' manufacture and use of Replagal-TM-, its replacement therapy for Fabry disease. The suit alleges infringement of U.S. Patent No. 5,356,804, which we exclusively licensed from Mount Sinai School of Medicine. The patent is directed to methods of making alpha-galactosidase in mammalian cells, as well as the genetically-engineered cells themselves. On September 19, 2000, Transkaryotic Therapies filed a lawsuit against us and Mount Sinai School of Medicine in the U.S. District Court in Boston, Massachusetts seeking declaratory judgments that the manufacture, use and sale of Replagal-TM- does not infringe the patent licensed by us from Mount Sinai and that the Mount Sinai patent is invalid. While the declaratory judgment action filed by Transkaryotic Therapies has been dismissed without prejudice, Genzyme will continue the parallel case pending in the U.S. District Court in Delaware.

    The cost to us of any litigation or other proceeding relating to intellectual property rights, even if resolved in our favor, could be substantial, and the litigation would divert our management's efforts. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. If we do not prevail in this type of litigation, we or our strategic collaborators may be required to:

    - pay monetary damages;

    - stop commercial activities relating to the affected products or services;

    - obtain a license in order to continue manufacturing or marketing the affected products or services; or

    - compete in the market with a substantially similar product.

    Uncertainties resulting from the initiation and continuation of any litigation could limit our ability to continue some of our operations. In addition, a court may require that we pay expenses or damages and litigation could disrupt our commercial activities.

WE MAY BE LIABLE FOR PRODUCT LIABILITY CLAIMS NOT COVERED BY INSURANCE.

    Individuals who use our products or services, including those we acquire in business combinations, may bring product liability claims against us or our subsidiaries. While we have taken, and continue to take, what we believe are appropriate precautions, we may be unable to avoid significant liability exposure. We have only limited amounts of product liability insurance, which may not provide sufficient coverage against any product liability claims. We may be unable to obtain additional insurance in the future, or we may be unable to do so on acceptable terms. Any additional insurance we do obtain may not provide adequate coverage against any asserted claims. In addition, regardless of merit or eventual outcome, product liability claims may result in:

    - diversion of management's time and attention;

    - expenditure of large amounts of cash on legal fees, expenses and payment of damages;

    - decreased demand for our products and services; and

    - injury to our reputation.

IN CONNECTION WITH OUR ACQUISITION OF BIOMATRIX, WE ASSUMED LITIGATION FACED BY BIOMATRIX.

    On July 21 and August 7, 15, and 30, 2000, class action lawsuits requesting unspecified damages were filed in the U.S. District Court in New Jersey against Biomatrix and two of its officers and directors, Endre A. Balazs and Rory B. Riggs. In these actions, the plaintiffs seek to certify a class of all persons or entities who purchased or otherwise acquired Biomatrix common stock during the period between July 20, 1999 and April 25, 2000. The plaintiffs allege, among other things, that the defendants failed to accurately disclose information related to Biomatrix' Synvisc-Registered Trademark-viscosupplementation product during the period between July 20, 1999 and April 25, 2000, and assert causes of action under the

Securities Exchange Act of 1934, as amended, and Rule 10b-5 promulgated under that statute. We acquired Biomatrix in December 2000. We intend to vigorously defend against those actions. We may be required to pay substantial damages or settlement costs to the extent that those damages or settlement costs are not covered by insurance. Regardless of their outcome, these actions may cause a diversion of our management time and attention.

OUR COMPETITORS IN THE BIOTECHNOLOGY AND PHARMACEUTICAL INDUSTRIES MAY HAVE SUPERIOR PRODUCTS, MANUFACTURING CAPABILITIES OR MARKETING POSITION.

    The human healthcare products and services industry is extremely competitive. Our competitors include major pharmaceutical companies and other biotechnology companies. Some of these competitors may have more extensive research and development, marketing and production capabilities. Some competitors also may have greater financial resources than we have.

    Our future success will depend on our ability to develop and market effectively our products against those of our competitors. For instance, we are seeking orphan drug designation for some of our products that are still in development or are currently being reviewed by the FDA for marketing approval, including Fabrazyme-TM- enzyme for the treatment of Fabry disease. We are aware of other companies developing products for the treatment of Fabry disease. Transkaryotic Therapies, Inc., for example, submitted its application for marketing approval for its product to the FDA approximately one week before we submitted our application for Fabrazyme-TM- enzyme. If Transkaryotic Therapies or any other company receives FDA approval for a Fabry disease therapy with orphan drug designation before we receive FDA approval for Fabrazyme-TM- enzyme, the Orphan Drug Act may preclude us from selling Fabrazyme-TM- enzyme in the United States for up to seven years. Similarly, we submitted our application for marketing approval of Fabrazyme-TM- enzyme with the European Medicines Evaluation Agency, or EMEA, within a short time of Transkaryotic Therapies' filing. If Transkaryotic Therapies or any other company receives EMEA approval for a Fabry disease therapy with orphan drug designation before we receive EMEA approval for Fabrazyme-TM- enzyme, the European equivalent of the Orphan Drug Act may preclude us from selling Fabrazyme-TM- enzyme in the European Union for up to ten years. If our products receive marketing approval but cannot compete effectively in the marketplace, our profitability and financial position will suffer.

IF WE ARE UNABLE TO KEEP UP WITH RAPID TECHNOLOGICAL CHANGES, OUR PRODUCTS OR SERVICES MAY BECOME OBSOLETE.

    The field of biotechnology is characterized by significant and rapid technological change. Although we attempt to expand our technological capabilities in order to remain competitive, research and discoveries by others may make our products or services obsolete. For example, some of our competitors may develop a product to treat Gaucher disease that is more effective or less expensive than Cerezyme-Registered Trademark- enzyme. If we cannot compete effectively in the marketplace, our profitability and financial position will suffer.

IF WE FAIL TO OBTAIN ADEQUATE LEVELS OF REIMBURSEMENT FOR OUR PRODUCTS FROM THIRD-PARTY PAYERS, THE COMMERCIAL POTENTIAL OF OUR PRODUCTS WILL BE SIGNIFICANTLY LIMITED.

    A substantial portion of our revenue comes from payments by third-party payers, including government health administration authorities and private health insurers. As a result of the trend toward managed healthcare in the United States, as well as legislative proposals to reduce payments under government insurance programs, third-party payers are increasingly attempting to contain healthcare costs by:

    - challenging the prices charged for healthcare products and services;

    - limiting both coverage and the amount of reimbursement for new therapeutic products;

    - denying or limiting coverage for products that are approved by the FDA, but are considered experimental or investigational by third-party payers; and

    - refusing in some cases to provide coverage when an approved product is used for disease indications in a way that has not received FDA marketing approval.

    Government and other third-party payers may not provide adequate insurance coverage or reimbursement for our products and services, which could impair our financial results. In addition, third-party payers may not reimburse patients for newly approved healthcare products, which could decrease demand for our products. Furthermore, Congress occasionally has discussed implementing broad-based measures to contain healthcare costs. It is possible that Congress will enact legislation specifically designed to contain healthcare costs. If third-party reimbursement is inadequate to allow us to recover our costs or if Congress passes legislation to contain healthcare costs, our profitability and financial condition will suffer.

CHANGES IN THE ECONOMIC, POLITICAL, LEGAL AND BUSINESS ENVIRONMENTS IN THE FOREIGN COUNTRIES IN WHICH WE DO BUSINESS COULD CAUSE OUR INTERNATIONAL SALES AND OPERATIONS, WHICH ACCOUNT FOR A SIGNIFICANT PERCENTAGE OF OUR CONSOLIDATED NET SALES, TO BE LIMITED OR DISRUPTED.

    Our international operations accounted for 39% of our consolidated revenues for both the year ended December 31, 2000 and the three months ended March 31, 2001. We expect that international sales will continue to account for a significant percentage of our revenues for the foreseeable future. In addition, we have direct investments in a number of subsidiaries outside of the United States, primarily in Europe and Japan. Our international sales and operations could be limited or disrupted, and the value of our direct investments may be diminished, by any of the following:

    - fluctuations in currency exchange rates;

    - the imposition of governmental controls;

    - less favorable intellectual property or other applicable laws;

    - the inability to obtain any necessary foreign regulatory approvals of products in a timely manner;

    - import and export license requirements;

    - political instability;

    - trade restrictions;

    - changes in tariffs;

    - difficulties in staffing and managing international operations; and

    - longer payment cycles.

    A significant portion of our business is conducted in currencies other than our reporting currency, the U.S. dollar. We recognize foreign currency gains or losses arising from our operations in the period in which we incur those gains or losses. As a result, currency fluctuations among the U.S. dollar and the currencies in which we do business have caused foreign currency transaction gains and losses in the past and will likely do so in the future. Because of the number of currencies involved, the variability of currency exposures and the potential volatility of currency exchange rates, we may suffer significant foreign currency transaction losses in the future due to the effect of exchange rate fluctuations on our future operating results.

SEVERAL ANTI-TAKEOVER PROVISIONS MAY DEPRIVE OUR STOCKHOLDERS OF THE OPPORTUNITY TO RECEIVE A PREMIUM FOR THEIR SHARES UPON A CHANGE IN CONTROL.

    Provisions of Massachusetts law and our charter, by-laws and shareholder rights plan could delay or prevent a change in control of Genzyme or a change in our management. Our tracking stock structure may also deprive our stockholders of the opportunity to receive a premium for their shares upon a change in control because, in order to obtain control of a particular division, an acquiror would have to obtain control of the entire corporation.

    In addition, our board of directors may, in its sole discretion:

    - exchange shares of Molecular Oncology Stock or Biosurgery Stock, for Genzyme General Stock at a 30% premium over the market value of the exchanged shares; and

    - issue shares of undesignated preferred stock from time to time in one or more series.

Either of these board actions could increase the cost of an acquisition of Genzyme and thus discourage a takeover attempt.

                   NOTE REGARDING FORWARD-LOOKING STATEMENTS

    This prospectus contains forward-looking statements about our financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing products, future success of development-stage products, plans and objectives of management and other matters. These forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Forward-looking statements, therefore, should be considered in light of all of the information included or referred to in this prospectus, including the information set forth under the heading "RISK FACTORS" beginning on page 6.

    Words such as "estimate," "project," "plan," "intend," "expect," "believe," "anticipate," "should," "may," "will" and similar expressions are intended to identify forward-looking statements. These forward-looking statements are found at various places throughout this prospectus and the documents incorporated by reference.

    You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus.

                             SELLING SECURITYHOLDER

    As part of our acquisition of Biomatrix, Inc., Genzyme Biosurgery Corporation, a wholly-owned subsidiary of ours, assumed a convertible note that Biomatrix issued to UBS Warburg LLC, successor in interest to SBC Warburg Dillon Read, Inc. The convertible note is currently convertible into 358,100 shares of Biosurgery Stock. Under the terms of a Supplemental Agreement dated as of December 15, 2000, we agreed to register for resale all of the Biosurgery Stock issuable upon conversion of the convertible note. Accordingly, this prospectus covers sales, from time to time, of up to 358,100 shares of Biosurgery Stock by UBS Warburg LLC. Our registration of these shares of Biosurgery Stock, however, does not necessarily mean that UBS Warburg LLC will sell all or any of these shares.

    UBS Warburg LLC has advised us that, as of June 5, 2001,

    - it beneficially owns 1,837 shares of Biosurgery Stock in addition to its right to receive shares upon conversion of the convertible note described above;

    - if it sells all of the shares offered by this prospectus and does not acquire any additional shares, it will beneficially own 1,837 shares of Biosurgery Stock after this offering which will represent less than 1% of the outstanding shares of Biosurgery Stock (based upon 36,852,136 shares of Biosurgery Stock outstanding as of May 25, 2001 and treating as outstanding the 358,100 shares of Biosurgery Stock issuable upon conversion of the convertible note described above); and

    - other than as the beneficial owner of 1,837 shares of Biosurgery Stock and the holder of the convertible note described above, it has not had any material relationship with us or any of our affiliates within the past three years.

                              PLAN OF DISTRIBUTION

    We are registering shares of Biosurgery Stock for resale by UBS Warburg LLC. UBS Warburg LLC may offer the shares of Biosurgery Stock from time to time in one or more types of transactions (which may included crosses or block transactions):

    - on any exchange where Biosurgery Stock is then listed;

    - in the over-the-counter market;

    - with broker-dealers or third parties other than on an exchange or in the over-the-counter market;

    - in connection with short sales;

    - in connection with writing call options or in other hedging arrangements;
      or

    - involving a combination of such methods.

    UBS Warburg LLC may sell its shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, at fixed prices or at a combination of such prices.

    UBS Warburg LLC has advised us that it has not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of its shares.

    UBS Warburg LLC is a registered broker-dealer and may sell its shares directly to purchasers or it may use third-party broker-dealers or agents to sell its shares. These broker-dealers or agents may receive compensation in the form of discounts, concessions or commissions from UBS Warburg LLC or the purchaser(s) of shares or from both (which compensation to a particular broker-dealer might be in excess of customary commissions).

    UBS Warburg LLC and any broker-dealers or agents that participate with UBS Warburg LLC in the distribution of the shares may be deemed to be "underwriters" (as this term is defined in the Securities Act of 1933). Any commissions paid or concessions allowed to any such broker-dealers or agents, and any profits received on the resale of the shares of Biosurgery Stock offered by this prospectus, may be deemed to be underwriting commissions or discounts under the Securities Act of 1933. Because UBS Warburg LLC may be deemed to be an underwriter, it will be subject to the prospectus delivery requirements of the Securities Act of 1933.

    UBS Warburg LLC may pledge its shares to a broker-dealer or other financial institution, which, upon a default, they may in turn resell.

    We have informed UBS Warburg LLC that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act of 1934 may apply to the sale of its shares in the market.

    UBS Warburg LLC also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that these transactions meet the criteria and conform to the requirements of Rule 144.

    To comply with the securities laws of certain jurisdictions, the shares offered by this prospectus may need to be offered or sold in these jurisdictions only through registered or licensed brokers or dealers.

    To the extent required, we will amend or supplement this prospectus to disclose material arrangements regarding the plan of distribution. If, for example, UBS Warburg LLC notifies us that it has entered into any material arrangement with a broker-dealer for the sale of shares of Biosurgery Stock through a special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act of 1933, disclosing:

    - the name of the participating broker-dealer(s);

    - the number of shares involved;

    - the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable; and

    - other facts material to the transaction.

    We have agreed to pay for most of the expenses incident to the offer and sale of the shares offered by UBS Warburg LLC using this prospectus. UBS Warburg LLC, however, will pay any discounts and selling commissions attributable to the sales of the shares it owns. We have also agreed to indemnify UBS Warburg LLC against certain liabilities, including liabilities under the Securities Act of 1933, in connection with the offering of the shares of Biosurgery Stock using this prospectus.

                                 LEGAL MATTERS

    The validity of the shares offered by this prospectus has been passed upon by our counsel, Palmer & Dodge LLP, Boston, Massachusetts.

                                    EXPERTS

    The financial statements of Genzyme Corporation, Genzyme General, Genzyme Biosurgery and Genzyme Molecular Oncology incorporated in this prospectus by reference to Genzyme's annual report on Form 10-K for the year ended
December 31, 2000 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

    The financial statements of Focal, Inc. appearing in Focal's annual report on Form 10-K for the year ended December 31, 2000, as amended, incorporated by reference in this prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated by reference elsewhere herein. The financial statements referred to above are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

    The consolidated financial statements of GelTex Pharmaceuticals, Inc. appearing in GelTex's annual report on Form 10-K for the year ended
December 31, 1999, as amended, incorporated by reference in this prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included therein and incorporated by reference elsewhere herein which, as to the years 1999 and 1998, are based in part on the reports of PricewaterhouseCoopers LLP, independent accountants. The financial statements referred to above are incorporated herein by reference in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

    The financial statements of RenaGel LLC as of December 31, 1999 and 1998 and for each of the two years in the period ended December 31, 1999 incorporated in this prospectus by reference to GelTex's annual report on Form 10-K for the year ended December 31, 1999 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

    The consolidated financial statements of Biomatrix, Inc. incorporated in this prospectus by reference to its annual report on Form 10-K for the year ended December 31, 1999, as amended, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

    The financial statements of Wyntek Diagnostics, Inc. as of December 31, 2000 and 1999 and for each of the two years in the period ended December 31, 2000 incorporated in this prospectus by reference to Genzyme's current report on Form 8-K filed with the SEC on May 18, 2001 have been so incorporated in reliance on the report of McKay, Carne, Buniva & Lazarus LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.